SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                          For the month of August, 2004
                      Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)




                                 SVG Capital plc

                         Notification of Interim Results

SVG Capital plc will announce interim results for the six month period ended 30 June 2004 on Thursday 9 September 2004.


                                     -ends-

For further information:

SVG Capital plc                                         020 7010 8925
Alice Todhunter

Weber Shandwick Square Mile                             020 7067 0700
Nick Dibden



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date: 10 August 2004


                                 By:/s/John Spedding
                                       John Spedding
                                       Company Secretary
                                       For and on behalf of Schroder Investment
                                       Management Limited, Secretaries